TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Correction due to double counting of shareholdings by Allianz Global Investors Global Equity Business Unit	X

3. Full name of person(s) subject to the notification obligation iii:	Allianz SE

4. Full name of shareholder(s) (if different from 3.)iv:	Allianz Global Investors Global Equity Business Unit

5. Date of the transaction (and date on which the threshold is crossed or reached if different)v:

6. Date on which the issuer notified:	20 July 2007

7. Threshold(s) that is/are crossed or reached:	Less than 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares (If possible using the ISIN CODE)	Situation previous to the Triggering transaction vi		Resulting situation after the triggering transaction vii

	Number of shares	Number of voting rightsviii	Number of shares		Number of voting rights ix		% of voting rights

			Direct	Indirect	Direct x	Indirect xi	Direct	Indirect

GB0007308355

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Date xiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

Less than 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Allianz Global Investors Global Equity Business Unit is a wholly owned subsidiary of Allianz SE.

Proxy Voting:

10. Name of the proxy holder:

11. Date on which proxy holder will cease to hold voting rights:

12. Number of voting rights proxy holder will cease to hold:

13. Additional information:	This announcement corrects and replaces the announcement made on 13 July 2007

14. Contact Name:	Margaret Woods, Assistant Company Secretary Reed Elsevier PLC

15. Contact telephone number:	020 7166 5613